UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Znergy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98978P106

(CUSIP Number)

David J. Baker, 8309 Reef Court, Indianapolis, IN 46236, (574-529-0022)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978P106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 40,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 40,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.667
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98978P106	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Common Stock, Znergy, Inc., 808A S. Huntington St., Syracuse, IN 46567

Item 2.  Identity and Background.

(a) David J. Baker (b) 8309 Reef Court, Indianapolis, IN 46236

(c) President and CEO of Znergy, Inc.

(d) no criminal convictions

(e) No judicial proceedings or administrative proceedings regarding state or federal securities (f) United States

Item 3.  Source or Amount of Funds or Other Consideration.

Issuer’s shares of common stock were received as compensation for role as CEO. No borrowed funds were utilized.

Item 4.  Purpose of Transaction.

As CEO and a board member of Issuer, Mr. Baker received the Issuer’s shares of common stock for his role in leading a national rollout of Issuer’s LED business. There is no plan to dispose of these shares and no plan regarding a change of control, merger or other act affecting the structure, control and business activities of Issuer.

Item 5.  Interest in Securities of the Issuer.

40,000,000 shares of Common Stock of Issuer representing a 14.667% interest in the issued and outstanding shares of Common Stock of Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No such contracts, arrangements, understandings or relationships with respect to the securities of Issuer exist.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 98978P106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Znergy, Inc.

/s/ David J. Baker
Insert Name

President and CEO
Insert Title

10/15/2019
Insert Date